SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                              TAT Technologies Ltd.

6-K Items

1. Press release re TAT Technologies Ltd. Shares to be Dual Listed on TASE dated August 11, 2005.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Ltd. Shares to be Dual Listed on TASE

Thursday August 11, 9:30 am ET

GEDERA, Israel, August 11 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) today announced that the Tel-Aviv Stock Exchange has approved its request to dual-list its shares on the Tel Aviv Stock Exchange
(TASE). The Company shares will begin trading on the TASE on Tuesday, August 16, 2005.

"By listing on the TASE, our shares will become accessible to Israeli institutions and individuals who currently do not trade shares in the US because of various restrictions, costs or time differences. Another advantage of a dual listing is a longer trading day. We believe this will expand our trading volume significantly, increasing the liquidity of our shares," said Mr. Israel Ofen, TAT Technologies' CFO.

TAT Technologies Ltd. together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the Company manufactures and overhauls aircraft accessories and systems such as APU's, Landing Gears, Propellers, Pumps, Valves, Power Systems, Turbines, etc.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: August 11, 2005